MELLON OPTIMA L/S STRATEGY FUND, LLC

January 7, 2015

FILED AS EDGAR CORRESPONDENCE

Ms. Sheila Stout

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mellon Optima L/S Strategy Fund LLC (File No. 811-21694) (the “Fund”)

Dear Ms. Stout:

We are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received during the telephone conversations which took place on July 16, 2014 and November 10, 2014 with respect to (1) the quarterly schedule of portfolio holdings of the Fund on Form N-Q for the report period December 31, 2013 that was filed with the Commission on February 28, 2014 and (2) the annual shareholder report of the Fund on Form N-CSR for the period ended March 31, 2014 that was filed with the Commission on June 9, 2014. For your convenience, the substance of the Staff’s comments is summarized below and is followed by the Fund’s response.

1.	Comment: Please ensure that in future filings of the Form N-Q of the Fund, that the Fund state in a footnote to the Schedule of Investments the information required under Regulation S-X, Rule 12-12C, footnote 11.

Response: The Fund confirms that such information will be included in future filings.

2.	Comment: Please confirm that the Fund’s current offering memorandum includes within the annual expenses table information concerning the Fund’s “Acquired Fund Fees and Expenses”, as is required pursuant to Form N-2, Item 3, General Instruction 10.

Response: The Fund confirms that such information is regularly included within the Fund’s offering memorandum, and that it is the Fund’s practice to update its offering memorandum on an annual basis.

3.	Comment: Please ensure in future filings of the annual report of the Fund that the information provided in Note 2 to the Financial Statements (“Note 2”) under the heading “Income Taxes” is provided as of the Fund’s March 31 fiscal year end, rather than as of the Fund’s September 30 tax year end, as generally required pursuant to U.S. Generally Accepted Accounting Principles.

Response: As discussed with the Staff, the Fund believes FASB ASC 946-20-50-12 (“ASC 12”) governs the “as of” period for which the information concerning the tax character of distributions paid to shareholders is to be provided in the Fund’s annual report. ASC 12 states that the notes shall disclose all of the following tax-basis components of distributable earnings as of the most recent tax year end:

•	Undistributed ordinary income

Ms. Sheila Stout

January 7, 2015

•	Undistributed long-term capital gains

•	Capital loss carryforwards

•	Unrealized appreciation (depreciation).

The Fund confirms its belief that the information presented in Note 2 is consistent with the requirements of ASC 12.

Accordingly, the Fund believes that it is appropriate in future filings of its annual report for the information contained in Note 2 under the heading “Income Taxes” to continue to be provided as of the Fund’s September 30 tax year end, rather than as of the Fund’s March 31 fiscal year end.

4.	Comment: Please ensure in future filings of the annual report of the Fund, that the reference to the city and state of the Fund’s independent registered public accountant within the audit opinion is placed following the signature of such accountant, rather than in the header of the audit opinion.

Response: The Fund has shared this comment with its independent registered public accountant, and has requested that this geographical information be included in the requested location of the accountant’s audit opinion to be included in future filings.

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The Fund acknowledges that: (i) the Commission is not foreclosed from taking any action with respect to the Fund’s filing of its certified shareholder report on Form N-CSR; (ii) the Staff review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund will not assert the Commission’s staff review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

If you have any further questions or comments, please do not hesitate to call me at (617) 722-7716.

Sincerely,

/s/ PETER M. SULLIVAN
Peter M. Sullivan, Secretary